EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2012

(In thousands)

Earnings
Net income before minority interest	$30,504
Equity earnings	(4,484)
Income distribution from equity investees	3,494
Minority interest in pretax income	(1,717)
Amortization of capitalized interest	264
Federal and state income taxes	18,572
Fixed charges	10,668
Total Earnings as Defined	$57,301

Fixed Charges
Interest expense on long-term debt and other	$9,611
Interest on rentals*	539
Amortization of debt issuance costs	329
AFUDC - borrowed funds	189
Total Fixed Charges	$10,668

Ratio of Earnings to Fixed Charges	5.37X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.